
GE
Healthcare Financial Services

MASTER LEASE AGREEMENT (QUASI)
DATED AS OF 05/10/2012

THIS MASTER LEASE AGREEMENT (this "Agreement") is between General Electric Capital Corporation (together with its successors and assigns, if any, "Lessor") and the undersigned lessee ("Lessee"). Lessor has a mailing address at 20225 Watertower Blvd., Brookfield, WI 53045, Attn: Operations Dept. Lessee is a Limited Liability Company organized and existing under the laws of the State of Delaware. Lessee's mailing address and chief place of business is 709 S Harbor City Blvd., Melbourne, FL 32901. This Agreement contains the general terms that apply to the leasing of Equipment (defined below) from Lessor to Lessee. Additional terms that apply to the Equipment shall be contained on a schedule ("Schedule"). Capitalized terms used, but not otherwise defined, herein and which are defined in a Schedule shall have the respective meanings assigned to such terms in such Schedule.

1. LEASE, TERM AND RENT PAYMENTS:

(a) Lessor agrees to lease to Lessee, and Lessee agrees to lease from Lessor, all units of equipment and other property described in the Schedule(s), and all accessories, upgrades, additions, substitutions, replacement parts and tools pertaining thereto ("Equipment" and individually a "unit of Equipment") described in any Schedule signed by both parties.

(b) This Master Lease Agreement shall be effective as of the date stated above and, unless sooner terminated by Lessor as hereinafter provided, shall continue until all of Lessee's obligations hereunder or under any Schedule(s) are fulfilled. The term of each Schedule is as specified in the Schedule and commences upon the Lease Commencement Date (defined in subparagraph (c) below). In the event of a conflict between provisions of this Agreement and a Schedule, the provisions of the Schedule shall control.

(c) The rent payable for the Equipment and Lessee's acceptance and right to use the Equipment shall occur on the earlier of (i) five days after the date Lessee is notified that the Equipment has been assembled and is operating in accordance with the manufacturer's published performance specifications, (ii) the date the Equipment is first used or (iii) the date when Lessee has accepted the Equipment under a certificate of acceptance ("Lease Commencement Date").

(d) Lessee shall pay rent to Lessor at its address stated above, except as otherwise directed by Lessor. Rent payments shall be in the amount set forth in the applicable Schedule and are due in advance beginning on the Lease Commencement Date and on the same day of each consecutive month thereafter. If any advance rent or advance charge (as stated in the Schedule) is payable, it shall be due on or before the Lessee signs the Schedule and shall be applied in the manner set forth under such Schedule. In no event shall any advance rent or advance charge or any other rent payments be refunded to Lessee. If rent is not paid within ten days of its due date, Lessee agrees to pay a late charge of five cents ($.05) per dollar on, and in addition to, the amount of such rent but not exceeding the lawful maximum, if any. All other payments received by Lessor shall first be applied to any accrued late charge(s) and other monies due Lessor hereunder and then to any unpaid rents.

2. TRANSPORTATION AND RISK OF LOSS:
The Equipment will be shipped to the site identified in a Schedule by the supplier or manufacturer of the Equipment identified in the Schedule ("Supplier"). Lessee or the Supplier will bear responsibility for transportation and risk of loss of the Equipment at all times. At no time will Lessor bear the risk of loss. The use of the term "risk of loss" herein shall include, without limitation, the entire risk of any loss, theft, damage to, or destruction of any unit of Equipment from any cause whatsoever.

3. NET LEASE:
This Agreement constitutes a net lease, and Lessee's obligation to pay the rents and other amounts due hereunder (and the continuing effectiveness and enforceability of this Agreement) are absolute, unconditional, non-cancelable and independent obligations not subject to abatement, diminution, suspension, deferment or reduction of, or offset against, Lessee's obligations hereunder for any reason including without limitation: (i) any claims of Lessee against the Supplier of the Equipment; (ii) any defect in, damage to, or loss of destruction of any unit of Equipment however arising; or (iii) any interference with Lessee's use of any unit of Equipment by any third party (including any governmental body). It is the express intention of the parties hereto that all rents and other amounts payable by Lessee to Lessor hereunder shall continue to be promptly and unconditionally paid in all events.

4. TAXES:
If permitted by law, and unless otherwise provided in any Schedule, Lessee shall report and pay promptly all taxes, fees and assessments due, imposed, assessed or levied against any Equipment (or purchase, ownership, delivery, leasing, possession, use or operation thereof), this Agreement (or any rents or receipts hereunder), any Schedule, Lessor or Lessee by any governmental entity or taxing authority during or related to the term of this Agreement, or to any other period during which the Lessee had use or possession of the Equipment, including, without limitation, all license and registration fees, and all sales, use, personal property, excise, gross receipts, franchise, stamp or other taxes, imposts, duties and charges, together with any penalties, fines or interest thereon (collectively "Taxes"). Lessee shall have no liability for Taxes imposed by the United States of America or any state or political subdivision thereof which are on or measured by the net income of Lessor. Lessee shall promptly reimburse Lessor (on an after tax basis) for any Taxes charged to or assessed against or paid by Lessor. Lessee shall send Lessor a copy of each report or return and evidence of Lessee's payment of Taxes upon request by Lessor. Lessee's obligations under this Section 4 shall survive any expiration or termination of this Agreement.

5. REPORTS:

(a) If any tax, charge or other lien shall attach to any Equipment, Lessee will notify Lessor in writing, within ten days after Lessee becomes aware of the tax, charge or lien. The notice shall include the full particulars of the tax, charge or lien and the location of such Equipment on the date of the notice.

(b) Lessee will deliver to Lessor, Lessee's complete financial statements, certified by a recognized firm of certified public accountants within 90 days of the close of each fiscal year of Lessee. Lessee will deliver to Lessor copies of Lessee's quarterly financial report certified by the chief financial officer of Lessee, within 30 days of the close of each fiscal quarter of Lessee. Lessee will deliver to Lessor all Forms 10-K and 10-Q, if any, filed with the Securities and Exchange Commission within 45 days after the date on which they are filed. Upon the written request of Lessor, Lessee will deliver to Lessor any additional information reasonably requested by Lessor, including but not limited to accounts receivable agings, activity reports and budget comparison reports.

(c) Lessor may inspect any Equipment during normal business hours after giving Lessee reasonable prior notice (except as otherwise provided in Section 9).

(d) If any Equipment is lost or damaged (where the estimated repair costs would exceed the greater of ten percent (10%) of the original Equipment cost or ten thousand dollars ($10,000)), or is otherwise involved in an accident causing personal injury or property damage, Lessee will promptly and fully report the event to Lessor in writing.

(e) Lessee will not change its state of incorporation or organization, or its name as it appears in official filings in the state of its incorporation or organization without giving Lessor at least 10 days' prior written notice.

6. USES, OPERATION AND MAINTENANCE:

(a) Except as otherwise agreed to by Lessor, all Equipment shall be shipped directly to Lessee.

(b) Lessee agrees that the Equipment will be used by Lessee solely in the conduct of its business and in a manner complying with all applicable laws, regulations and insurance policies.

(c) Lessee will not move any Equipment from the location specified on the Schedule, without the prior written consent of Lessor.

(d) Lessee will keep the Equipment free and clear of all liens and encumbrances other than those which result from acts of Lessor.

(e) Lessor shall not disturb Lessee's quiet enjoyment of the Equipment during the term of the Agreement unless a default has occurred and is continuing under this Agreement.

(f) Lessee's use of the Equipment shall be subject to the Supplier's terms and conditions of sale, including, but not limited to any requirements regarding site preparation. Lessee further acknowledges that in the event the Equipment contains embedded software, such software is subject to the proprietary rights of the owner thereof and Lessee's use of such software will be subject to the terms of any related software licenses.

(g) Lessee will, at its sole expense, maintain each unit of Equipment in good operating order and repair, normal wear and tear excepted and also maintain the Equipment in accordance with Supplier's recommendations. Lessee shall make all alterations or modifications required to comply with any applicable law, rule or regulation during the term of this Agreement. If Lessor requests, Lessee shall affix plates, tags or other identifying labels showing ownership thereof by Lessee and Lessor's security interest. If and to the extent it becomes necessary to service, repair or replace any parts, components or accessories of or to the Equipment ("Parts"), any such repair or replacement shall be made only with original Equipment manufacturer's ("OEM") Parts, and if any OEM Part is not available, with a Part manufactured and/or distributed by a manufacturer and/or supplier approved by Lessor. All services and/or repairs performed on or with respect to the Equipment shall be performed by the OEM, or if the OEM has notified Lessee in writing that it is unable or unwilling to perform such services, such services shall be performed by a service provider approved by Lessor

(h) Lessee will not attach or install anything on any Equipment that will impair the originally intended function or use of such Equipment without the prior written consent of Lessor. All additions, parts, supplies, accessories, and equipment ("Additions") furnished or attached to any Equipment that are not readily removable shall become the property of Lessor. All Additions shall be made only in compliance with applicable law.

7. INSURANCE:
Lessee agrees at its own expense, to keep the Equipment insured with companies acceptable to Lessor for such amounts and against such hazards as Lessor may require, including, but not limited to, all risk physical damage insurance for the Equipment itself, with losses under the policies payable to Lessor or its assigns, if any, and liability coverage for personal injuries, death and/or property damages on terms satisfactory to Lessor. Lessor and/or its officers, agents, employees and/or successors and/or assigns shall be named as an additional insured under all such insurance policies with loss payable clauses under said policies payable in Lessor's favor, as Lessor's interest may appear. Said Equipment shall be insured for not less than its Stipulated Loss Value (see Schedule) or such other amount as Lessor shall specify. Said liability insurance shall be in an amount of not less than two million dollars ($2,000,000.00) or such other amount as Lessor shall specify. Lessee hereby appoints Lessor as its attorney-in-fact to make proof of loss and claims for insurance and to make adjustments with insurers and to receive payment of and execute or endorse all documents, checks or drafts in connection with payments made with respect to such insurance policies. Lessee may not make adjustments with insurers except with Lessor's prior written consent. The policies will provide that the insurance may not be altered or canceled by the insurer until after thirty days written notice to Lessor. In the event of damage to or loss, secretion, destruction or theft of the Equipment, or any portion of the Equipment, whether in whole or in part, Lessee will pay to Lessor the Stipulated Loss Value of all Equipment, or of the portion of the Equipment affected if the value and use of the remainder of the Equipment are not affected at the time of such occurrence (except to the extent that Lessor indefeasibly receives proceeds of insurance covering such Equipment). Lessor may, at Lessor's option, apply proceeds of insurance, in whole or in part, (i) to repair or comparably replace the Equipment or any portion of it or, (ii) to satisfy any of Lessee's obligations pursuant to this Agreement or a Schedule. Upon the request of Lessor, Lessee shall deliver to Lessor evidence reasonably satisfactory to Lessor that Lessee is in compliance with all insurance requirements set forth in this Section 7, which evidence so requested may include insurance certificates from each relevant insurer.

8. STIPULATED LOSS VALUE:
If for any reason (including, without limitation, in connection with the return of such Equipment pursuant to Section 15 hereof) any unit of Equipment becomes worn out, lost, stolen, destroyed, irreparably damaged or unusable ("Casualty Occurrences") Lessee shall promptly and fully notify Lessor in writing. Lessee shall pay Lessor on the Casualty Payment Date (defined below), the sum of (i) the Stipulated Loss Value (see Schedule(s)) of the affected unit determined as of the rent payment date prior to the Casualty Occurrence; and (ii) all rent and other amounts which are then currently outstanding and due under this Agreement for the affected unit. The "Casualty Payment Date" shall be the next rent payment date after the Casualty Occurrence. Upon payment of all sums due hereunder, the term of this Agreement as to such unit of Equipment shall terminate.

9. DEFAULT AND REMEDIES:

(a) Lessor may declare this Agreement in default if: (i) Lessee breaches its obligation to pay rent or any other sum owing to Lessor (under this Agreement or otherwise) when due and fails to cure the breach within ten days; (ii) Lessee breaches any of its insurance obligations under Section 7 above; (iii) Lessee assigns any of its interest in this Agreement or in the Equipment without Lessor's prior written consent; (iv) Lessee breaches any of its other obligations under this Agreement and fails to cure that breach within 30 days after written notice from Lessor; (v) any representation or warranty made by Lessee in connection with this Agreement shall be incorrect, false or misleading in any material respect; (vi) Lessee or any guarantor or other obligor for the Lessee's obligations hereunder ("Guarantor") becomes insolvent or ceases to do business as a going concern; (vii) if Lessee or any Guarantor is a natural person, any death or incompetency of Lessee or such Guarantor; (viii) a petition is filed by or against Lessee or any Guarantor under any bankruptcy or insolvency laws (in which event it shall be an immediate event of default) and in the event of an involuntary petition, the petition is not dismissed within 45 days of the filing date; or (ix) any material adverse change occurs in Lessee's financial condition or business operations (or of any Guarantor) or any material change occurs in the ownership of Lessee (or of any Guarantor). Lessee's default under a Schedule or a default by Lessee, any principal of Lessee or any entity managed or controlled by Lessee or any principal of Lessee under any other agreement or contract with Lessor, will at Lessor's sole option, constitute a default of this Agreement and all Schedules entered into pursuant to this Agreement, which, in the case of any such material adverse changes in financial condition or business operations, adversely affects Lessee's and/or Guarantor's ability to meet its obligations hereunder and/or under any guaranty executed by any Guarantor.

(b)   Upon the occurrence of an event of default hereunder, Lessor shall have the non-exclusive option to: (i) declare the aggregate rents or the Stipulated Loss Value (see Schedule) payable under any or all of the Schedules immediately due and payable; (ii) declare all other amount(s) due Lessor hereunder immediately due and payable; (iii) terminate this Agreement as to any or all of the Equipment; (iv) collect from Lessee, on all monies due but unpaid for more than ten days, a late charge of five cents per dollar on, and in addition to, the amount of all such monies, but not exceeding the lawful maximum; (v) take possession of the Equipment and remove same from its existing location(s) without notice to or consent of Lessee; and store and/or dispose (by public sale or otherwise) of the Equipment at its then existing location(s) at no charge to Lessor; (vi) sell or lease any or all items of Equipment at public or private sale or lease at such time or times as Lessor may determine and if notice thereof is required by law, any notice in writing of any such sale or lease by Lessor to Lessee not less than ten days prior to the date thereof shall constitute reasonable notice thereof to Lessee; (vii) otherwise dispose of, hold, use, operate, or keep idle such Equipment, all as Lessor, in its sole discretion, may determine; and (viii) assert any other remedies available to Lessor at law or in equity (including, without limitation, under the Uniform Commercial Code).

(c)   After deducting all expenses of retaking, repairing, holding, transporting, selling and/or reletting the Equipment, the net proceeds (if any) from such sale or reletting by Lessor shall be applied against Lessee's obligation hereunder. The proceeds of any sale, re-lease, or other disposition (if any) shall be applied in the following priorities: (i) first, to pay all Lessor's costs, charges and expenses in taking, removing, holding, repairing, selling, re-leasing and disposing of the Equipment; (ii) second, to the extent not previously paid by Lessee (or by a Guarantor of Lessee's obligations hereunder) to pay Lessor all amounts due from Lessee hereunder; and (iii) lastly, any surplus shall be delivered to Lessee. Lessor shall have the right to seek a deficiency from Lessee notwithstanding Lessor's repossession or abandonment of the Equipment, or Lessor's sale or reletting the Equipment to a third party.

(d)   The foregoing remedies are cumulative and nonexclusive of any other rights and remedies that Lessor may have under any other agreement or at law or in equity and may be exercised individually or concurrently, and any or all thereof may be exercised instead of or in addition to each other or any remedies at law, in equity, or under statute. Lessee waives notice of sale or other disposition (and the time and place thereof), and the manner and place of any advertising. Lessee shall pay Lessor's actual attorney's fees, agency fees, collection costs and expenses and any other costs and expenses incurred in connection with the enforcement, assertion, defense or preservation of Lessor's rights and remedies under this Agreement, or if prohibited by law, such lesser sum as may be permitted. Waiver of any default shall not be a waiver of any other or subsequent default.

10.   INDEMNIFICATION: Lessee hereby agrees to indemnify Lessor, its agents, employees, successors and assigns (on an after tax basis) from and against any and all losses, damages, penalties, injuries, claims, actions and suits, including legal expenses, of whatsoever kind and nature arising out of or relating to the Equipment or this Agreement ("**Claims**"). This indemnity shall include, but is not limited to, Lessor's strict liability in tort and Claims, arising out of (i) the selection, manufacture, purchase, acceptance or rejection of Equipment, the ownership of Equipment during the term of this Agreement, and the delivery, lease, possession, maintenance, uses, condition, return or operation of Equipment (including, without limitation, latent and other defects,

whether or not discoverable by Lessor or Lessee and any claim for patent, trademark or copyright infringement or environmental damage) or (ii) the condition of Equipment sold or disposed of after use by Lessee, any sublessee or employees of Lessee. Lessee shall, upon request, defend any actions based on, or arising out of, any of the foregoing. All of Lessor's rights, privileges and indemnities contained in this Section 10 shall survive the expiration or other termination of this Agreement. The rights, privileges and indemnities contained herein are expressly made for the benefit of, and shall be enforceable by Lessor, its successors and assigns.

11.   DISCLAIMER: LESSEE ACKNOWLEDGES THAT IT HAS SELECTED THE EQUIPMENT WITHOUT ANY ASSISTANCE FROM LESSOR, ITS AGENTS OR EMPLOYEES. LESSOR DOES NOT MAKE, HAS NOT MADE, NOR SHALL BE DEEMED TO MAKE OR HAVE MADE, ANY WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, WITH RESPECT TO THE EQUIPMENT LEASED UNDER THIS AGREEMENT OR ANY COMPONENT THEREOF, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY AS TO DESIGN, COMPLIANCE WITH SPECIFICATIONS, QUALITY OF MATERIALS OR WORKMANSHIP, MERCHANTABILITY, FITNESS FOR ANY PURPOSE, USE OR OPERATION, SAFETY, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENT, OR TITLE. ALL SUCH RISKS, AS BETWEEN LESSOR AND LESSEE, ARE TO BE BORNE BY LESSEE. LESSEE FURTHER AGREES THAT LESSOR AND ITS REPRESENTATIVES HAVE NO LIABILITY TO LESSEE FOR (I) ANY PENAL, PUNITIVE, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES SUCH AS LOST PROFIT OR REVENUE, (II) ANY ASSISTANCE NOT REQUIRED UNDER THE SCHEDULE, OR (III) ANYTHING OCCURRING AFTER THE END OF A SCHEDULE. THIS IS A COMMERCIAL LEASE TRANSACTION. ANY CLAIM RELATED TO THIS CONTRACT WILL BE COVERED SOLELY BY COMMERCIAL LEGAL PRINCIPLES. LESSOR, ITS REPRESENTATIVES AND ASSIGNS WILL NOT HAVE ANY NEGLIGENCE OR OTHER TORT LIABILITY TO LESSEE OR ANY PERSON OR ENTITY, ARISING FROM THIS AGREEMENT AND ANY OTHER DOCUMENT OR ANY USE OF ANY EQUIPMENT.

12.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF LESSEE: Lessee makes each of the following representations, warranties, and covenants to Lessor on the date hereof and on the date of execution of each Schedule.

(a)   Lessee has full power and capacity to enter into, and perform under, this Agreement, the Schedules and all related documents (together, the "**Documents**"). Lessee is duly qualified to do business wherever necessary to carry on its present business and operations, including the jurisdiction(s) where the Equipment is or is to be located.

(b)   The Documents have been duly authorized, executed and delivered by Lessee and constitute valid, legal and binding agreements, enforceable in accordance with their terms, except to the extent that the enforcement of remedies may be limited under applicable bankruptcy and insolvency laws.

(c)   No approval, consent or withholding of objections is required from any governmental authority or any person or entity with respect to the entry into or performance by Lessee of the Documents except such as have already been obtained.

(d)   The entry into and performance by Lessee of the Documents will not: (i) violate any judgment, order, law or regulation applicable to Lessee or any provision of Lessee's organizational documents; or (ii) result in any breach of, constitute a default under or result in the creation of any lien, charge, security interest or other encumbrance upon any Equipment pursuant to any indenture, mortgage, deed of trust, bank loan or credit agreement or other instrument (other than this Agreement) to which Lessee is a party.

(e)   There are no suits or proceedings pending or threatened in court or before any commission, board or other administrative agency against or affecting Lessee, which if decided against Lessee will have a material adverse effect on its business or operations or its ability to fulfill its obligations under this Agreement.

(f) The Equipment is and will remain tangible personal property.

(g) Each financial statement delivered to Lessor has been prepared in accordance with generally accepted accounting principles consistently applied. Since the date of the most recent financial statement, there has been no material adverse change in the financial condition of the Lessee.

(h) Lessee's exact legal name is as set forth in the last page of this Agreement and Lessee is and will be at all times validly existing and in good standing under the laws of the state of its formation (specified in the first sentence of this Agreement).

(i) The Equipment will at all times be used for commercial or business purposes.

(j) Lessee acknowledges that in the event the Equipment contains embedded software that such software is subject to the proprietary rights of the owner thereof and Lessee's use of such software will be subject to the terms of any related software licenses.

13. END-OF-TERM OPTIONS: At least 30 but not more than 90 days prior to the expiration of the original term of a Schedule or any subsequent term, Lessee must elect, by written notice to Lessor sent via certified mail to 20225 Watertower Blvd., Suite 300, Brookfield, WI 53045, Attn: VP Asset Management, one of the following end-of-term options: (i) Lessee's renewal of that Schedule for a one or two year term at a Monthly Rental determined at the time of renewal (based on the Equipment's then fair market value), (ii) Lessee's purchase of all (but not less than all) of the Equipment as set forth in Section 14 below; or (iii) Lessee's return of all (but not less than all) of the Equipment to Lessor upon expiration of the Term pursuant to and in accordance with the terms and conditions of Section 15 hereof. Should Lessee fail to make an election as required pursuant to and in accordance with the immediately preceding sentence, (x) if Lessee is not in default or if the relevant Schedule has not already been terminated, Lessee shall be deemed for all purposes of this Agreement and such Schedule to have elected the option described in clause (ii) above, and (y) if Lessee is in default or if the relevant Schedule has already been terminated, Lessee shall be deemed for all purposes of this Agreement and such Schedule to have elected the option described in clause (iii) above.

14. PURCHASE OPTION: Lessee may at lease expiration purchase all (but not less than all) of the Equipment in any Schedule on an AS IS, WHERE IS BASIS for cash equal to the amount indicated on such Schedule (the **"Option Payment"**). The Option Payment, (plus all rent and other sums due hereunder on or prior to the purchase date, to the extent not previously paid, plus all taxes and charges due in connection with such sale and all other expenses incurred by Lessor in connection with such sale) shall be due and payable in immediately available funds on the expiration date of such Schedule. If Lessee is in default or if the corresponding Schedule has already been terminated Lessee may not purchase the Equipment.

15. REMOVALS AND RETURN OF EQUIPMENT:

(a) At the expiration or earlier termination of a Schedule, Lessee will arrange for the removal and return of the Equipment at its expense, including all transportation to a place designated by Lessor within the Continental United States of America. If Lessor has not designated a business address as contemplated in the immediately preceding sentence on or prior to the expiration or earlier termination of a Schedule, Lessee shall request Lessor to so designate a business address, which request shall be in writing and delivered to Lessor in the manner provided in Section 22(b). The Equipment shall be de-installed, crated and transported by the original Equipment manufacturer (the "OEM"), or if the OEM has notified Lessee in writing that it is unable or unwilling to perform such services, such services shall be performed by a provider approved by Lessor. If Lessor so requires, the Equipment shall, at Lessee's sole cost and expense, be inspected by the OEM, the Supplier or such other person approved by Lessor, and Lessee shall obtain from the OEM, Supplier or such other person, as applicable, and make available to Lessor, a comprehensive inspections report, certifying that the Equipment is operable in accordance with the then prevailing performance specifications for it. If Lessee makes modifications to its premises after the Equipment has been installed which impede the removal of the Equipment, the cost of removing the impediments and restoring the premises will be at Lessee's expense. The Equipment will be returned to Lessor or its assigns on the expiration or earlier termination of a Schedule in the same condition and appearance as when received by Lessee (reasonable wear and tear excepted) and in good working order and condition, operable in accordance with the Supplier's then prevailing performance specifications for it. All waste material and fluid must be removed from the Equipment and disposed of by Lessee in accordance with the then current waste disposal laws. If the Equipment is not so returned, Lessor, at Lessee's sole expense, may have the Equipment restored to such a condition.

(b) If Lessor so requires, at Lessor's sole discretion, Lessee shall obtain a policy of transit insurance for the return of the Equipment to Lessor in an amount equal to the replacement value of the Equipment. Such transit insurance must name Lessor as the loss payee. Lessee shall pay for all costs of complying with this section.

(c) Lessee shall provide to Lessor a detailed inventory of all components of the Equipment including model and serial numbers. Lessee shall also provide an up to date copy of all other documentation pertaining to the Equipment.

(d) All service manuals, blueprints, process flow diagrams, operating manuals, inventory, maintenance records and clinical images (for diagnostic imaging Equipment only) not older than 30 days with patient data erased, shall be given to Lessor at least 90 days, and not more than 120 days prior to the Agreement termination.

(e) Lessee shall, at its sole cost and expense, make the Equipment available for Lessor's on-site operational inspection by potential purchasers at least 120 days prior to and continuing up to Agreement termination. Lessor shall provide Lessee with reasonable notice prior to any inspection. Lessee shall provide personnel, power and other requirements necessary to demonstrate electrical, hydraulic and mechanical systems for each item of Equipment.

(f) In the event that Lessee is required to return the Equipment to Lessor pursuant to and in accordance with this Section 15, including, without limitation, in the event that Lessee elects, or is deemed to have elected, the end-of-term option described in clause (iii) of Section 13 hereof, and fails to so return the Equipment as and when required, Lessee's rent payment obligation and all other obligations under this Agreement and the Schedule shall continue notwithstanding any expiration or termination of the Term of this Agreement or such Schedule. In the event Lessee's rent payment obligation shall so continue pursuant to the immediately preceding sentence, the amount of each Monthly Rental payment shall be equal to the last Monthly Rental payment (or if such last Monthly Rental payment is the lowest of all Monthly Rental payments during such Term, the highest Monthly Rental payment) due and payable by Lessee under the relevant Schedule prior to the expiration or termination of the Term of such Schedule (regardless of whether such payment has been made by or on behalf of Lessee). Lessor may, but shall not be obligated to, invoice Lessee for such Monthly Rental payments at the same intervals and in the same manner as Lessor had invoiced Lessee for Monthly Rental payments prior to the expiration or termination of such Schedule; provided, however, that the failure of Lessor to invoice Lessee for such Monthly Rental payments following the expiration or termination of such Schedule shall not relieve Lessee from, or otherwise affect, its obligations to make such Monthly Rental payments following such expiration or termination.

(g) All of Lessee's duties and obligations, and all of Lessor's rights, under this Section 15 shall survive the expiration or other termination of this Agreement and each Schedule.

16. ASSIGNMENT: LESSEE SHALL NOT SELL, TRANSFER, ASSIGN, ENCUMBER OR SUBLET ANY EQUIPMENT OR THE

INTEREST OF LESSEE IN THE EQUIPMENT WITHOUT THE PRIOR WRITTEN CONSENT OF LESSOR. Lessor may, without the consent of Lessee, assign this Agreement, any Schedule or the right to enter into a Schedule, provided that any such assignment shall not relieve Lessor of its obligation hereunder. Lessee agrees that if Lessee receives written notice of an assignment from Lessor, Lessee will pay all rent and all other amounts payable under any assigned Schedule to such assignee or as instructed by Lessor. Lessee also agrees to confirm in writing receipt of the notice of assignment as may be reasonably requested by Lessor or assignee. Lessee hereby waives and agrees not to assert against any such assignee any defense, set-off, recoupment claim or counterclaim which Lessee has or may at any time have against Lessor for any reason whatsoever.

17. NO THIRD PARTY BENEFICIARIES: This Agreement is solely for the benefit of Lessee and Lessor and no person or legal entity is, or shall be considered, an intended third party beneficiary hereof, and no person other than Lessee and Lessor shall have an enforceable right to any benefits under this Agreement.

18. PROTECTED HEALTH INFORMATION. Lessee shall not disclose any Protected Health Information to Lessor during the term of this Agreement. In the event Lessor exercises its rights to proceed against, or otherwise obtains possession of, the Equipment, whether by event of default, termination of this Agreement, or otherwise, Lessee shall purge and/or remove any and all Protected Health Information from that part of the Equipment, including from any related hardware or software, and ensure that the transfer of the Equipment shall not result in Disclosure of any Protected Health Information. "Protected Health Information" and "Disclosure" has the meaning as set forth in 45 C.F.R. § 160.103.

19. OWNERSHIP FOR TAX PURPOSES, GRANT OF SECURITY INTEREST; USURY SAVINGS:
(a) For income tax purposes, the parties hereto agree that it is their mutual intention that Lessee shall be considered the owner of the Equipment. Accordingly, Lessor agrees (i) to treat Lessee as the owner of the Equipment on its federal income tax return, (ii) not to take actions or positions inconsistent with such treatment on or with respect to its federal income tax return, and (iii) not to claim any tax benefits available to an owner of the Equipment on or with respect to its federal income tax return. The foregoing undertakings by Lessor shall not be violated by Lessor's taking a tax position inconsistent with the foregoing sentence to the extent such a position is required by law or is taken though inadvertence so long as such inadvertent tax position is reversed by Lessor promptly upon its discovery. Lessor shall in no event be liable to Lessee if Lessee fails to secure any of the tax benefits available to the owner of the Equipment.
(b) Lessee grants to Lessor, its successors and assigns, a first security interest in and against the Equipment and in and against all additions, attachments, accessories and accessions to such property, all substitutions, replacements or exchanges therefor, and all insurance and/or other proceeds thereof. This security interest is given to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of Lessee to Lessor, now existing or arising in the future, and any renewal's extensions and modifications of such debts, obligations and liabilities.
(c) It is the intention of the parties hereto to comply with any applicable usury laws to the extent that any Schedule is determined to be subject to such laws. Accordingly, it is agreed that, notwithstanding any provision to the contrary in any Schedule or this Agreement, in no event shall any Schedule require the payment or permit the collection of interest in excess of the maximum amount permitted by applicable law. If any such excess interest is contracted for, charged or received under any Schedule or this Agreement, or in the event that all of the principal balance shall be prepaid, so that under any of such circumstances the amount of interest contracted for, charged or received under any Schedule or this Agreement shall exceed the maximum amount of interest permitted by applicable law, then in such event (i) the

provisions of this paragraph shall govern and control, (ii) neither Lessee nor any other person or entity now or hereafter liable for the payment hereof shall be obligated to pay the amount of such interest to the extent that it is in excess of the maximum amount of interest permitted by applicable law, (iii) any such excess which may have been collected shall be either applied as a credit against the then unpaid principal balance or refunded to Lessee, at the option of the Lessor, and (iv) the effective rate of interest shall be automatically reduced to the maximum lawful contract rate allowed under applicable law as now or hereafter construed by the courts having jurisdiction thereof. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged or received under any Schedule or this Agreement which are made for the purpose of determining whether such rate exceeds the maximum lawful contract rate, shall be made, to the extent permitted by applicable law, by amortizing, prorating, allocating and spreading in equal parts during the period of the full stated term of the indebtedness evidenced hereby, all interest at any time contracted for, charged or received from Lessee or otherwise by Lessor in connection with such indebtedness evidenced hereby, all interest at any time contracted for, charged or received from Lessee or otherwise by Lessor in connection with such indebtedness; provided, however, that if any applicable state law is amended or the law of the United States of America preempts any applicable state law, so that it becomes lawful for Lessor to receive a greater interest per annum rate than is presently allowed, the Lessee agrees that, on the effective date of such amendment or preemption, as the case may be, the lawful maximum hereunder shall be increased to the maximum interest per annum rate allowed by the amended state law or the law of the United States of America.

20. COMPLIANCE WITH REPORTING RESPONSIBILITIES: Lessee agrees to fully and accurately account for, and report in any applicable cost reports, all items and services received from Lessor under this Agreement and all Schedules, in a way which complies with all applicable laws and regulations, including the Federal Social Security Act and implementing regulations relating to Medicare, Medicaid and the Federal Health Care Programs.

21. FILING: Lessee will sign and return to Lessor when requested such instrument(s) as applicable law requires or permits to give public notice of Lessor's interest in the Equipment. In addition, Lessee hereby authorizes Lessor to file a financing statement and amendments thereto describing the Equipment described in any and all Schedules now and hereafter executed pursuant hereto and adding any collateral described therein and containing any other information required by the applicable Uniform Commercial Code. Lessee hereby irrevocably appoints Lessor or its designee as Lessee's agent and attorney-in-fact to sign such instrument(s) on Lessee's behalf and to file them.

22. MISCELLANEOUS:
(a) LESSEE AND LESSOR UNCONDITIONALLY WAIVE THEIR RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE DOCUMENTS, ANY DEALINGS BETWEEN LESSEE AND LESSOR RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN LESSEE AND LESSOR. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT. THIS WAIVER IS IRREVOCABLE. THIS WAIVER MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING. THE WAIVER ALSO SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, ADDENDA OR MODIFICATIONS TO THIS AGREEMENT, ANY RELATED DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
(b) Time is of the essence of this Agreement. Lessor's failure at any time to require strict performance by Lessee of any of

the provisions hereof shall not waive or diminish Lessor's right at any other time to demand strict compliance with this Agreement. If more than one Lessee is named in this Agreement, the liability of each shall be joint and several. All notices required to be given hereunder shall be deemed adequately given if sent by registered or certified mail to the addressee at its address stated herein, or at such other place as such addressee may have specified in writing by notice as prescribed in this Agreement. This Agreement and any addendum, schedule and annexes hereto constitute the entire agreement of the parties with respect to the subject matter hereof. No prior proposals, statements, course of dealing, or usage of trade will be a part of this Agreement. NO VARIATION OR MODIFICATION OF THIS AGREEMENT OR ANY WAIVER OF ANY OF ITS PROVISIONS OR CONDITIONS, SHALL BE VALID UNLESS IN WRITING AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OF EACH OF THE PARTIES HERETO.

(c) If Lessee does not comply with any provision of this Agreement, Lessor shall have the right, but shall not be obligated, to effect such compliance, in whole or in part. All reasonable amounts spent and obligations incurred or assumed by Lessor in effecting such compliance shall constitute additional rent due to Lessor. Lessee shall pay the additional rent within five days after the date Lessor sends notice to Lessee requesting payment. Lessor's effecting such compliance shall not be a waiver of Lessee's default.

(d) Any provisions in this Agreement, any Schedule, addendum or amendment hereto that are in conflict with any statute, law or applicable rule shall be deemed omitted, modified or altered to conform thereto, but the remaining provisions shall remain enforceable as written.

(e) This Agreement and the rights and obligations of the parties hereunder shall in all respects be governed by and construed in accordance with, the internal laws of the State of Florida (without regard to the conflict of laws principles of such State), including all matters of construction, validity and performance, regardless of the location of the Equipment.

(f) Any cancellation or termination by Lessor, pursuant to the provisions of this Agreement, any Schedule, addendum or amendment hereto, of the lease of any Equipment hereunder, shall not release Lessee from any then outstanding obligations to Lessor hereunder.

(g) Lessee agrees that neither it nor its affiliates will in the future issue any press release or other public disclosure using the name of General Electrical Capital Corporation or any of its affiliates or referring to this Agreement without at least two (2) business days' prior notice to Lessor and without the prior written consent of Lessor unless (and only to the extent that) Lessee or its affiliate is required to do so under law and then, in any event, such Lessee or affiliate will consult with Lessor before issuing such press release or other public disclosure, Lessee consents to the publication by Lessor of a tombstone or similar advertising material relating to the transactions contemplated by this Agreement.

(h) There is no restriction either express or implied on any disclosure or dissemination of the structure or tax aspects of the transactions contemplated by this Agreement. Further, Lessor acknowledges that it has no proprietary rights to any tax matter or tax idea or to any element of the transaction structure.

(i) This Agreement and any related documents may be authenticated by manual signature, facsimile or, if approved in writing by Lessor, electronic means, all of which shall be equally valid.

(j) LESSEE ACKNOWLEDGES AND CONFIRMS THAT IT HAS NOT RECEIVED ANY TAX, FINANCIAL OR ACCOUNTING ADVICE FROM LESSOR OR SUPPLIER.

IN WITNESS WHEREOF, Lessee and Lessor have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

Lessor:

General Electric Capital Corporation

By: _____

Name: _____

Title: Duly Authorized Signatory

Lessee:

First Choice Medical Group of Brevard, LLC



By: _____

Name: _Chris Romandetti_

Title: _Manager_


GE

Healthcare Financial Services

EQUIPMENT SCHEDULE
DATED AS OF 05/10/2012
TO MASTER LEASE AGREEMENT (QUASI)
DATED AS OF 05/10/2012

This Schedule is executed pursuant to, and incorporates by reference the terms and conditions of the Master Lease Agreement (Quasi) identified above ("Agreement," said Agreement and this Schedule being collectively referred to as the "Lease"). Except as provided herein, capitalized terms not defined herein shall have the meanings assigned to them in the Agreement. This Schedule constitutes a separate instrument of lease.

1.   EQUIPMENT: Subject to the terms and conditions of the Lease, Lessor agrees to lease to Lessee the Equipment described below (the "Equipment").

Number Of Units	Site	Supplier/ Manufacturer	Lessor's Capitalized Cost	Model, VIN #, Unit # and/or Type Of Equipment
1	First Choice Medical Group LLC 709 S Harbor City Blvd. Melbourne, FL 32901	GE Healthcare 3000 North Grandview Blvd Waukesha, WI 53188	$359,372.00	GE Brightspeed Elite 16SL CT System & Accessories

2.   TERMS AND RENTALS:

A.   Term of Schedule: 60 months. The term of this Schedule will commence on the Lease Commencement Date specified in the "Lease, Term and Rent Payments" section of the Agreement and continue for the term specified immediately above, subject to and in accordance with the terms and conditions of this Schedule. In the event that the Lease Commencement Date does not occur on or prior to 09/01/2012, Lessor may at anytime thereafter, at its option, by written notice to Lessee, terminate this Schedule, after which termination this Schedule shall be of no further force or effect.

B.   Advance Rental: $0.00.

C.   Monthly Rental: 3 Month(s) @ $0.00; 57 Month(s) @ $7,740.00, plus all applicable taxes. All payments will be in arrears. In states assessing upfront sales and use tax, your Monthly Rentals will be adjusted to include the applicable sales and use tax amortized over the Term using a rate that preserves Lessor's economic yield for the transaction described in the Lease. Lessee's payment of Monthly Rentals to Lessor will be in accordance with the "Lease, Term and Rent Payments" section of the Agreement. The interest rate with respect to this Schedule is 7.93% per annum. The interest rate and Monthly Rental payments reflect the 5 Year Swap Rate[(1)] of 1.14% (the "Initial Swap Rate"). Lessor reserves the right to adjust the interest rate and Monthly Rental payments on the Lease Commencement Date based on the number of basis points that the Swap Rate has changed from the Initial Swap Rate, or for other changes in market conditions as determined by Lessor in its sole discretion. In the event that any adjustment to the Monthly Rental payments is required to be made pursuant to this paragraph, Lessor may elect that no adjustment be made to the First Monthly Rental (as defined below) due hereunder, but rather that each Monthly Rental payment following the First Monthly Rental be adjusted to reflect the adjustment required to be made pursuant to this paragraph, as well as to reflect that no adjustment will be made to the First Monthly Rental. As used herein, **"First Monthly Rental"** shall mean the first

Monthly Rental payment due under this Schedule which is greater than zero ($0) dollars. Interest shall be calculated on the basis of a 360-day year consisting of twelve (12) consecutive thirty (30)-day months for the actual number of days occurring in the period for which interest is payable.

[(1)] **"Swap Rate"** means the interest rate for swaps that most closely approximates the initial term of this Schedule as published on the date selected by Lessor, which date shall be no earlier than seven (7) business days immediately preceding the Lease Commencement Date, by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 entitled "Selected Interest Rates" currently available online at http://www.federalreserve.gov/releases/h15/update/ or such other nationally recognized reporting source or publication as Lessor may specify.

D.   Interim Rent: If the Lease Commencement Date is not the 1st or the 15th of any calendar month (a "Payment Date"), the initial Term shall be extended by the number of days between the Lease Commencement Date and the Payment Date which occurs after the Lease Commencement Date (the "Interim Rent Period"). Lessee shall pay interim rent for the Interim Rent Period. The interim rent will be due on the first Payment Date and calculated as the Average Daily Rental Payment times the number of days in the Interim Rent Period. For purposes of this calculation, the "Average Daily Rental Payment" shall equal the aggregate Monthly Rental payments due under the Term of this Schedule divided by the product of the total number of Monthly Rentals times 30.

3.   AUTODRAFTING:
A.   Lessee hereby authorizes Lessor to initiate debit entries for Lessee's payment of the charges which are due periodically under this Schedule and any service contracts relating to the Equipment and the financial institution indicated below to debit with the amounts thereof the account listed below (the "Account").

Financial Institution Name: BB&T
Financial Institution Address: 1300 S Babcock Street
City: Melbourne State: FL Zip: 32901

B. The following information can be obtained from a check in respect of the Account (please attach a copy of a voided check for verification purposes):

Account Name: First Choice Medical Group of Brevard, LLC.
Nine-digit Financial Institution ID Number: 263191387
Your Financial Institution Account Number: 0000149464565

C. Lessee further authorizes Lessor to adjust the dollar amount transferred from the Account to correspond to periodic changes in the payment due, if any, under the terms of this Schedule.

D. Lessee hereby authorizes Lessor to automatically debit from the Account all current or past due property taxes (if applicable).

E. Rules and Regulations

(i) Lessee understands that due to the difference in timing between the Lease Commencement Date and the booking of this Schedule, the initial debit may be for more than one periodic charge but will not be more than the actual total monthly amounts due at that time.

(ii) Failure to have adequate funds in the Account shall constitute an event of default under this Schedule.

(iii) Lessee understands that it will continue to receive an invoice each month as notification of the amount to be debited from the Account.

(iv) Lessee agrees that it will not revoke, terminate or modify this authorization or the information contained herein, without obtaining Lessor's prior written consent. In the event Lessee revokes or terminates this authorization, Lessee must remit its periodic charges directly to Lessor at the address specified in the Agreement. Failure to pay the periodic charges on or before the due date shall constitute an event of default under this Schedule.

(v) If a deduction is made in error, Lessee has the right to be immediately refunded by Lessor for the amount of the erroneous deduction provided that Lessee provides written notification of the erroneous deduction within 15 days after its account statement is issued or 45 days after the monies are paid to Lessor.

4. PURCHASE OPTION:

A. Provided this Schedule has not already been terminated and Lessee is not in default under this Schedule or any other agreement between Lessee and Lessor, Lessee may, by written notice to Lessor, at least 30 but not more than 90 days before the expiration of the Term, irrevocably elect to purchase all (but not less than all) of the Equipment for the Equipment Option Price set forth below:

$1.00 plus all applicable taxes (the "**Equipment Option Price**")

B. Lessor and Lessee agree that if Lessee acquires any upgrade to or non-severable improvement of the Equipment and/or any Licensed Software which increases it productivity or value, then Lessor will adjust the Equipment Option Price to also reflect the upgrade or improvement.

C. Lessee's purchase of the Equipment shall be on an AS-IS, WHERE-IS basis without recourse or warranty of any kind.

5. ARTICLE 2A NOTICE: IN ACCORDANCE WITH THE REQUIREMENTS OF ARTICLE 2A OF THE UNIFORM COMMERCIAL CODE AS ADOPTED IN THE APPLICABLE STATE, LESSOR HEREBY MAKES THE FOLLOWING DISCLOSURES TO LESSEE PRIOR TO EXECUTION OF THE LEASE, (A) THE PERSON(S) SUPPLYING THE EQUIPMENT IS REFERENCED IN SECTION 1 ABOVE (THE "**SUPPLIER(S)**"), (B) LESSEE IS ENTITLED TO THE PROMISES AND WARRANTIES, INCLUDING THOSE OF ANY THIRD PARTY, PROVIDED TO THE LESSOR BY THE SUPPLIER, WHICH IS SUPPLYING THE EQUIPMENT IN CONNECTION WITH OR AS PART OF THE CONTRACT BY WHICH LESSOR ACQUIRED THE EQUIPMENT AND (C) WITH RESPECT TO SUCH EQUIPMENT, LESSEE MAY COMMUNICATE WITH SUPPLIER(S) AND RECEIVE AN ACCURATE AND COMPLETE STATEMENT OF SUCH PROMISES AND WARRANTIES, INCLUDING ANY DISCLAIMERS AND LIMITATIONS OF THEM OR OF REMEDIES. TO THE EXTENT PERMITTED BY APPLICABLE LAW, LESSEE HEREBY WAIVES ANY AND ALL RIGHTS AND REMEDIES CONFERRED UPON A LESSEE IN ARTICLE 2A AND ANY RIGHTS NOW OR HEREAFTER CONFERRED BY STATUTE OR OTHERWISE WHICH MAY LIMIT OR MODIFY ANY OF LESSOR'S RIGHTS OR REMEDIES UNDER THE DEFAULT AND REMEDIES SECTION OF THE AGREEMENT.

6. STIPULATED LOSS TABLE: The Stipulated Loss Value for any unit of Equipment shall be the Lessor's capitalized cost of such unit (as referenced in the Stipulated Loss Table to be delivered by Lessor to Lessee) multiplied by the appropriate percentage derived from a Stipulated Loss Table. In the event that the Lease is for any reason extended, then the last percentage figure shown in the Stipulated Loss Table shall control throughout any such extended term.

7. Lessee does further certify that as of the date hereof (i) Lessee is not in default under the Lease; (ii) the representations and warranties made by Lessee pursuant to or under the Lease are true and correct on the date hereof and (iii) Lessee has reviewed and approves of the purchase documents for the Equipment, if any.

8. Any modified or additional terms and conditions of this Schedule are set forth in the following attachments to this Schedule: Acceptance Certificate, Stipulated Loss Table.

9. Except as expressly modified hereby, all terms and provisions of the Agreement shall remain in full force and effect.

Signature Page Follows

Lessor:	Lessee:
General Electric Capital Corporation	**First Choice Medical Group of Brevard, LLC**
By: ______________________	By: [signature]
Name: ______________________	Name: Chris Romandetti
Title: Duly Authorized Signatory	Title: Mayor




EQUIPMENT SCHEDULE
DATED AS OF 05/10/2012
TO MASTER LEASE AGREEMENT (QUASI)
DATED AS OF 05/10/2012

This Schedule is executed pursuant to, and incorporates by reference the terms and conditions of the Master Lease Agreement (Quasi) identified above ("**Agreement,**" said Agreement and this Schedule being collectively referred to as the "**Lease**"). Except as provided herein, capitalized terms not defined herein shall have the meanings assigned to them in the Agreement. This Schedule constitutes a separate instrument of lease.

1. EQUIPMENT: Subject to the terms and conditions of the Lease, Lessor agrees to lease to Lessee the Equipment described below (the "**Equipment**").

Number Of Units	Site	Supplier/ Manufacturer	Lessor's Capitalized Cost	Model, VIN #, Unit # and/or Type Of Equipment
1	First Choice Medical Group LLC 709 S Harbor City Blvd. Melbourne, FL 32901	GE Healthcare 3000 North Grandview Blvd Waukesha, WI 53188	$1,429,638.90	Optima MR450w 16-Channel 1.5T MR System with In-Room Display & Accessories

2. TERMS AND RENTALS:

A. <u>Term of Schedule</u>: 60 months. The term of this Schedule will commence on the Lease Commencement Date specified in the "Lease, Term and Rent Payments" section of the Agreement and continue for the term specified immediately above, subject to and in accordance with the terms and conditions of this Schedule. In the event that the Lease Commencement Date does not occur on or prior to 09/01/2012, Lessor may at anytime thereafter, at its option, by written notice to Lessee, terminate this Schedule, after which termination this Schedule shall be of no further force or effect.

B. <u>Advance Rental</u>: $0.00.

C. <u>Monthly Rental</u>: 3 Month(s) @ $0.00; 57 Month(s) @ $30,790.93, plus all applicable taxes. All payments will be in arrears. In states assessing upfront sales and use tax, your Monthly Rentals will be adjusted to include the applicable sales and use tax amortized over the Term using a rate that preserves Lessor's economic yield for the transaction described in the Lease. Lessee's payment of Monthly Rentals to Lessor will be in accordance with the "Lease, Term and Rent Payments" section of the Agreement. The interest rate with respect to this Schedule is 7.93% per annum. The interest rate and Monthly Rental payments reflect the 5 Year Swap Rate[(1)] of 1.14% (the "**Initial Swap Rate**"). Lessor reserves the right to adjust the interest rate and Monthly Rental payments on the Lease Commencement Date based on the number of basis points that the Swap Rate has changed from the Initial Swap Rate, or for other changes in market conditions as determined by Lessor in its sole discretion. In the event that any adjustment to the Monthly Rental payments is required to be made pursuant to this paragraph, Lessor may elect that no adjustment be made to the First Monthly Rental (as defined below) due hereunder, but rather that each Monthly Rental payment following the First Monthly Rental be adjusted to reflect the adjustment required to be made pursuant to this paragraph, as well as to reflect that no adjustment will be made to the First Monthly Rental. As used herein, "**First Monthly Rental**" shall mean the first

Monthly Rental payment due under this Schedule which is greater than zero ($0) dollars. Interest shall be calculated on the basis of a 360-day year consisting of twelve (12) consecutive thirty (30)-day months for the actual number of days occurring in the period for which interest is payable.

[(1)] "**Swap Rate**" means the interest rate for swaps that most closely approximates the initial term of this Schedule as published on the date selected by Lessor, which date shall be no earlier than seven (7) business days immediately preceding the Lease Commencement Date, by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 entitled "Selected Interest Rates" currently available online at http://www.federalreserve.gov/releases/h15/update/ or such other nationally recognized reporting source or publication as Lessor may specify.

D. <u>Interim Rent</u>: If the Lease Commencement Date is not the 1st or the 15th of any calendar month (a "Payment Date"), the initial Term shall be extended by the number of days between the Lease Commencement Date and the Payment Date which occurs after the Lease Commencement Date (the "Interim Rent Period"). Lessee shall pay interim rent for the Interim Rent Period. The interim rent will be due on the first Payment Date and calculated as the Average Daily Rental Payment times the number of days in the Interim Rent Period. For purposes of this calculation, the "Average Daily Rental Payment" shall equal the aggregate Monthly Rental payments due under the Term of this Schedule divided by the product of the total number of Monthly Rentals times 30.

3. AUTODRAFTING:

A. Lessee hereby authorizes Lessor to initiate debit entries for Lessee's payment of the charges which are due periodically under this Schedule and any service contracts relating to the Equipment and the financial institution indicated below to debit with the amounts thereof the account listed below (the "Account").

Financial Institution Name: BBT

Financial Institution Address: 1300 S. Babcock Street

City: Melbourne State: FL Zip: 32901

B. The following information can be obtained from a check in respect of the Account (please attach a copy of a voided check for verification purposes):

Account Name: First Choice Medical Group of Brevard, LLC

Nine-digit Financial Institution ID Number: 263191387

Your Financial Institution Account Number: 0000144464565

C. Lessee further authorizes Lessor to adjust the dollar amount transferred from the Account to correspond to periodic changes in the payment due, if any, under the terms of this Schedule.

D. Lessee hereby authorizes Lessor to automatically debit from the Account all current or past due property taxes (if applicable).

E. Rules and Regulations

(i) Lessee understands that due to the difference in timing between the Lease Commencement Date and the booking of this Schedule, the initial debit may be for more than one periodic charge but will not be more than the actual total monthly amounts due at that time.

(ii) Failure to have adequate funds in the Account shall constitute an event of default under this Schedule.

(iii) Lessee understands that it will continue to receive an invoice each month as notification of the amount to be debited from the Account.

(iv) Lessee agrees that it will not revoke, terminate or modify this authorization or the information contained herein, without obtaining Lessor's prior written consent. In the event Lessee revokes or terminates this authorization, Lessee must remit its periodic charges directly to Lessor at the address specified in the Agreement. Failure to pay the periodic charges on or before the due date shall constitute an event of default under this Schedule.

(v) If a deduction is made in error, Lessee has the right to be immediately refunded by Lessor for the amount of the erroneous deduction provided that Lessee provides written notification of the erroneous deduction within 15 days after its account statement is issued or 45 days after the monies are paid to Lessor.

4. PURCHASE OPTION:

A. Provided this Schedule has not already been terminated and Lessee is not in default under this Schedule or any other agreement between Lessee and Lessor, Lessee may, by written notice to Lessor, at least 30 but not more than 90 days before the expiration of the Term, irrevocably elect to purchase all (but not less than all) of the Equipment for the Equipment Option Price set forth below:

$1.00 plus all applicable taxes (the "**Equipment Option Price**")

B. Lessor and Lessee agree that if Lessee acquires any upgrade to or non-severable improvement of the Equipment and/or any Licensed Software which increases it productivity or value, then Lessor will adjust the Equipment Option Price to also reflect the upgrade or improvement.

C. Lessee's purchase of the Equipment shall be on an AS-IS, WHERE-IS basis without recourse or warranty of any kind.

5. **ARTICLE 2A NOTICE:** IN ACCORDANCE WITH THE REQUIREMENTS OF ARTICLE 2A OF THE UNIFORM COMMERCIAL CODE AS ADOPTED IN THE APPLICABLE STATE, LESSOR HEREBY MAKES THE FOLLOWING DISCLOSURES TO LESSEE PRIOR TO EXECUTION OF THE LEASE, (A) THE PERSON(S) SUPPLYING THE EQUIPMENT IS REFERENCED IN SECTION 1 ABOVE (THE "**SUPPLIER(S)**"), (B) LESSEE IS ENTITLED TO THE PROMISES AND WARRANTIES, INCLUDING THOSE OF ANY THIRD PARTY, PROVIDED TO THE LESSOR BY THE SUPPLIER, WHICH IS SUPPLYING THE EQUIPMENT IN CONNECTION WITH OR AS PART OF THE CONTRACT BY WHICH LESSOR ACQUIRED THE EQUIPMENT AND (C) WITH RESPECT TO SUCH EQUIPMENT, LESSEE MAY COMMUNICATE WITH SUPPLIER(S) AND RECEIVE AN ACCURATE AND COMPLETE STATEMENT OF SUCH PROMISES AND WARRANTIES, INCLUDING ANY DISCLAIMERS AND LIMITATIONS OF THEM OR OF REMEDIES. TO THE EXTENT PERMITTED BY APPLICABLE LAW, LESSEE HEREBY WAIVES ANY AND ALL RIGHTS AND REMEDIES CONFERRED UPON A LESSEE IN ARTICLE 2A AND ANY RIGHTS NOW OR HEREAFTER CONFERRED BY STATUTE OR OTHERWISE WHICH MAY LIMIT OR MODIFY ANY OF LESSOR'S RIGHTS OR REMEDIES UNDER THE DEFAULT AND REMEDIES SECTION OF THE AGREEMENT.

6. **STIPULATED LOSS TABLE:** The Stipulated Loss Value for any unit of Equipment shall be the Lessor's capitalized cost of such unit (as referenced in the Stipulated Loss Table to be delivered by Lessor to Lessee) multiplied by the appropriate percentage derived from a Stipulated Loss Table. In the event that the Lease is for any reason extended, then the last percentage figure shown in the Stipulated Loss Table shall control throughout any such extended term.

7. **Lessee does further certify that as of the date hereof (i) Lessee is not in default under the Lease; (ii) the representations and warranties made by Lessee pursuant to or under the Lease are true and correct on the date hereof and (iii) Lessee has reviewed and approves of the purchase documents for the Equipment, if any.**

8. Any modified or additional terms and conditions of this Schedule are set forth in the following attachments to this Schedule: Acceptance Certificate, Distribution Restrictions Addendum, Stipulated Loss Table.

9. Except as expressly modified hereby, all terms and provisions of the Agreement shall remain in full force and effect.

Signature Page Follows

Lessor:

General Electric Capital Corporation

By: _____

Name: _____

Title: Duly Authorized Signatory _____

Lessee:

First Choice Medical Group of Brevard, LLC



By: _____

Name: Christian C. Romandetti _____

Title: Manager, Member _____


EQUIPMENT SCHEDULE
DATED AS OF 05/10/2012
TO MASTER LEASE AGREEMENT (QUASI)
DATED AS OF 05/10/2012

This Schedule is executed pursuant to, and incorporates by reference the terms and conditions of the Master Lease Agreement (Quasi) identified above ("Agreement," said Agreement and this Schedule being collectively referred to as the "Lease"). Except as provided herein, capitalized terms not defined herein shall have the meanings assigned to them in the Agreement. This Schedule constitutes a separate instrument of lease.

1.   EQUIPMENT: Subject to the terms and conditions of the Lease, Lessor agrees to lease to Lessee the Equipment described below (the "Equipment").

Number Of Units	Site	Supplier/ Manufacturer	Lessor's Capitalized Cost	Model, VIN #, Unit # and/or Type Of Equipment
1	First Choice Medical Group LLC 709 S Harbor City Blvd. Melbourne, FL 32901	GE Healthcare 3000 North Grandview Blvd Waukesha, WI 53188	$199,668.20	Proteus XR/a 50 kW System & Accessories

2.   TERMS AND RENTALS:

A.   Term of Schedule: 60 months.   The term of this Schedule will commence on the Lease Commencement Date specified in the "Lease, Term and Rent Payments" section of the Agreement and continue for the term specified immediately above, subject to and in accordance with the terms and conditions of this Schedule. In the event that the Lease Commencement Date does not occur on or prior to 09/01/2012, Lessor may at anytime thereafter, at its option, by written notice to Lessee, terminate this Schedule, after which termination this Schedule shall be of no further force or effect.

B.   Advance Rental: $0.00.

C.   Monthly Rental: 3 Month(s) @ $0.00; 57 Month(s) @ $4,300.37, plus all applicable taxes. All payments will be in arrears. In states assessing upfront sales and use tax, your Monthly Rentals will be adjusted to include the applicable sales and use tax amortized over the Term using a rate that preserves Lessor's economic yield for the transaction described in the Lease. Lessee's payment of Monthly Rentals to Lessor will be in accordance with the "Lease, Term and Rent Payments" section of the Agreement. The interest rate with respect to this Schedule is 7.93% per annum. The interest rate and Monthly Rental payments reflect the 5 Year Swap Rate[1] of 1.14% (the "Initial Swap Rate"). Lessor reserves the right to adjust the interest rate and Monthly Rental payments on the Lease Commencement Date based on the number of basis points that the Swap Rate has changed from the Initial Swap Rate, or for other changes in market conditions as determined by Lessor in its sole discretion. In the event that any adjustment to the Monthly Rental payments is required to be made pursuant to this paragraph, Lessor may elect that no adjustment be made to the First Monthly Rental (as defined below) due hereunder, but rather that each Monthly Rental payment following the First Monthly Rental be adjusted to reflect the adjustment required to be made pursuant to this paragraph, as well as to reflect that no adjustment will be made to the First Monthly Rental. As used herein, "First Monthly Rental" shall mean the first

Monthly Rental payment due under this Schedule which is greater than zero ($0) dollars. Interest shall be calculated on the basis of a 360-day year consisting of twelve (12) consecutive thirty (30)-day months for the actual number of days occurring in the period for which interest is payable.

[1] "Swap Rate" means the interest rate for swaps that most closely approximates the initial term of this Schedule as published on the date selected by Lessor, which date shall be no earlier than seven (7) business days immediately preceding the Lease Commencement Date, by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 entitled "Selected Interest Rates" currently available online at http://www.federalreserve.gov/releases/h15/update/ or such other nationally recognized reporting source or publication as Lessor may specify.

D.   Interim Rent: If the Lease Commencement Date is not the 1st or the 15th of any calendar month (a "Payment Date"), the initial Term shall be extended by the number of days between the Lease Commencement Date and the Payment Date which occurs after the Lease Commencement Date (the "Interim Rent Period"). Lessee shall pay interim rent for the Interim Rent Period. The interim rent will be due on the first Payment Date and calculated as the Average Daily Rental Payment times the number of days in the Interim Rent Period. For purposes of this calculation, the "Average Daily Rental Payment" shall equal the aggregate Monthly Rental payments due under the Term of this Schedule divided by the product of the total number of Monthly Rentals times 30.

3.   AUTODRAFTING:
A.   Lessee hereby authorizes Lessor to initiate debit entries for Lessee's payment of the charges which are due periodically under this Schedule and any service contracts relating to the Equipment and the financial institution indicated below to debit with the amounts thereof the account listed below (the "Account").

Financial Institution Name: BB&T
Financial Institution Address: 1300 S. Babcock Street
City: Melbourne State: FL Zip: 32901

B. The following information can be obtained from a check in respect of the Account (please attach a copy of a voided check for verification purposes):

Account Name: First Choice Medical Group of Brevard, LLC.
Nine-digit Financial Institution ID Number: 263191387
Your Financial Institution Account Number: 0000149464565

C. Lessee further authorizes Lessor to adjust the dollar amount transferred from the Account to correspond to periodic changes in the payment due, if any, under the terms of this Schedule.

D. Lessee hereby authorizes Lessor to automatically debit from the Account all current or past due property taxes (if applicable).

E. Rules and Regulations

(i) Lessee understands that due to the difference in timing between the Lease Commencement Date and the booking of this Schedule, the initial debit may be for more than one periodic charge but will not be more than the actual total monthly amounts due at that time.

(ii) Failure to have adequate funds in the Account shall constitute an event of default under this Schedule.

(iii) Lessee understands that it will continue to receive an invoice each month as notification of the amount to be debited from the Account.

(iv) Lessee agrees that it will not revoke, terminate or modify this authorization or the information contained herein, without obtaining Lessor's prior written consent. In the event Lessee revokes or terminates this authorization, Lessee must remit its periodic charges directly to Lessor at the address specified in the Agreement. Failure to pay the periodic charges on or before the due date shall constitute an event of default under this Schedule.

(v) If a deduction is made in error, Lessee has the right to be immediately refunded by Lessor for the amount of the erroneous deduction provided that Lessee provides written notification of the erroneous deduction within 15 days after its account statement is issued or 45 days after the monies are paid to Lessor.

4. PURCHASE OPTION:

A. Provided this Schedule has not already been terminated and Lessee is not in default under this Schedule or any other agreement between Lessee and Lessor, Lessee may, by written notice to Lessor, at least 30 but not more than 90 days before the expiration of the Term, irrevocably elect to purchase all (but not less than all) of the Equipment for the Equipment Option Price set forth below:

$1.00 plus all applicable taxes (the "**Equipment Option Price**")

B. Lessor and Lessee agree that if Lessee acquires any upgrade to or non-severable improvement of the Equipment and/or any Licensed Software which increases it productivity or value, then Lessor will adjust the Equipment Option Price to also reflect the upgrade or improvement.

C. Lessee's purchase of the Equipment shall be on an AS-IS, WHERE-IS basis without recourse or warranty of any kind.

5. ARTICLE 2A NOTICE: IN ACCORDANCE WITH THE REQUIREMENTS OF ARTICLE 2A OF THE UNIFORM COMMERCIAL CODE AS ADOPTED IN THE APPLICABLE STATE, LESSOR HEREBY MAKES THE FOLLOWING DISCLOSURES TO LESSEE PRIOR TO EXECUTION OF THE LEASE, (A) THE PERSON(S) SUPPLYING THE EQUIPMENT IS REFERENCED IN SECTION 1 ABOVE (THE **"SUPPLIER(S)"**), (B) LESSEE IS ENTITLED TO THE PROMISES AND WARRANTIES, INCLUDING THOSE OF ANY THIRD PARTY, PROVIDED TO THE LESSOR BY THE SUPPLIER, WHICH IS SUPPLYING THE EQUIPMENT IN CONNECTION WITH OR AS PART OF THE CONTRACT BY WHICH LESSOR ACQUIRED THE EQUIPMENT AND (C) WITH RESPECT TO SUCH EQUIPMENT, LESSEE MAY COMMUNICATE WITH SUPPLIER(S) AND RECEIVE AN ACCURATE AND COMPLETE STATEMENT OF SUCH PROMISES AND WARRANTIES, INCLUDING ANY DISCLAIMERS AND LIMITATIONS OF THEM OR OF REMEDIES. TO THE EXTENT PERMITTED BY APPLICABLE LAW, LESSEE HEREBY WAIVES ANY AND ALL RIGHTS AND REMEDIES CONFERRED UPON A LESSEE IN ARTICLE 2A AND ANY RIGHTS NOW OR HEREAFTER CONFERRED BY STATUTE OR OTHERWISE WHICH MAY LIMIT OR MODIFY ANY OF LESSOR'S RIGHTS OR REMEDIES UNDER THE DEFAULT AND REMEDIES SECTION OF THE AGREEMENT.

6. STIPULATED LOSS TABLE: The Stipulated Loss Value for any unit of Equipment shall be the Lessor's capitalized cost of such unit (as referenced in the Stipulated Loss Table to be delivered by Lessor to Lessee) multiplied by the appropriate percentage derived from a Stipulated Loss Table. In the event that the Lease is for any reason extended, then the last percentage figure shown in the Stipulated Loss Table shall control throughout any such extended term.

7. Lessee does further certify that as of the date hereof (i) Lessee is not in default under the Lease; (ii) the representations and warranties made by Lessee pursuant to or under the Lease are true and correct on the date hereof and (iii) Lessee has reviewed and approves of the purchase documents for the Equipment, if any.

8. Any modified or additional terms and conditions of this Schedule are set forth in the following attachments to this Schedule: Acceptance Certificate, Stipulated Loss Table.

9. Except as expressly modified hereby, all terms and provisions of the Agreement shall remain in full force and effect.

Signature Page Follows

Lessor:	Lessee:
General Electric Capital Corporation	**First Choice Medical Group of Brevard, LLC**
By: ____________________	By: [signature]
Name: ____________________	Name: Christian C. Romandetti
Title: Duly Authorized Signatory	Title: Manager / Member

